PRESS RELEASE

RECEIVED

from ASSA ABLOY AB (publ)

2004 SEP 27 P 12:18

OFFICE OF INTERNATIONAL CORPORATE FINANCE

20 September 2004
No.11/04

File No. 82-34735

04045079

SUPPL

ASSA ABLOY sells Trussbilt Detention business

ASSA ABLOY has completed the sale of the principal operating assets of its US-based Trussbilt Detention business to a small group of private investors.

The sale of Trussbilt completes the Group's planned divestures of its detention businesses under the ongoing 'Leverage and Growth' program. This transaction follows ASSA ABLOY's recent sale of its Folger Adam Security Detention business.

The Trussbilt Detention business has annual sales of SEK 125 M and the transaction will have a positive effect on ASSA ABLOY's operating margin.

ASSA ABLOY acquired the Trussbilt detention business in June 2001 as part of its purchase of United Door Products.

For further information, please contact
Göran Jansson, Deputy CEO and CFO, tel. +46-8-506 485 72

ASSA ABLOY AB (publ)
P.O. Box 70340, S-107 23 Stockholm
Tel: +46 8 506 485 00, Fax: +46 8 506 485 85
Visiting address: Klarabergsviadukten 90

www.assaabloy.com

PROCESSED

SEP 28 2004

THOMSON FINANCIAL

The ASSA ABLOY Group is the world's leading manufacturer and supplier of locking solutions, dedicated to satisfying end-user needs for security, safety and convenience. The Group has about 30,000 employees and annual sales of about EUR 3 billion.

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